DIRECTOR ACCESS SERIES II/IIR VARIABLE ANNUITY
TALCOTT RESOLUTION LIFE INSURANCE COMPANY AND
TALCOTT RESOLUTION LIFE AND ANNUITY INSURANCE COMPANY
Annual Product Notice for Existing Investors
April 30, 2022

This product notice provides updated information about Director Access Series II/IIR, an individual deferred flexible premium variable annuity contract. The contract is issued by us, Talcott Resolution Life and Annuity Insurance Company and Talcott Resolution Life Insurance Company, (collectively, “Talcott Resolution”). The most recent prospectus for the contract, dated June 28, 2018, contains more information about the contract, including its features, benefits, and risks. You can find the most recent audited financial statements of Talcott Resolution and the separate account supporting the contract online at:
Issued by Talcott Resolution Life Insurance Company:

Class of Contract	Website Address
Director Access Series II/IIR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659P599
Director Choice Access Series II/IIR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659P375

Issued by Talcott Resolution Life and Annuity Insurance Company:

Class of Contract	Website Address
Director Access Series II/IIR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=NRVA02832
You can also obtain this information at no cost by contacting us as instructed below.
Additional information about certain investment products, including variable annuities, has been prepared by the staff of the Securities and Exchange Commission (SEC) and is available at Investor.gov.
For additional information, please contact your investment professional or contact us by:
a.Mailing:     Talcott Resolution
PO Box 14293
Lexington, KY 40512-4293
a.Calling:        1-800-862-6668
b.Emailing:     asccontactus@talcottresolution.com
c.Visiting:     www.talcottresolution.com
The Securities and Exchange Commission (“SEC”) has not approved or disapproved of this security or passed upon the accuracy or adequacy of this summary prospectus. Any representation to the contrary is a criminal offense.

Special Terms Used in this Product Notice

Contract Value	The total value of your investments in the Sub-Accounts (and the Fixed Accumulation Feature, if applicable).
Fixed Accumulation Feature or FAF	A fixed account option that guarantees principal and a rate of interest. Effective October 4, 2013, we no longer accept new allocations or premium payments to the Fixed Accumulation Feature except for contracts issued in Massachusetts.
Sub-Account	A fund option under the contract. There is a Sub-Account that corresponds to each fund that is available under the contract.

Updated Information About Your Contract
The following is a summary of certain contract features that have changed since May 3, 2021. This does not reflect all of the changes that have occurred since you entered into your contract.

Summary of recent contract changes:

Changes for all Contracts:
•Effective May 2, 2022, new Portfolio Planner models are available. Each Portfolio Planner model offers diversification with a customized allocation of assets so you can match it to your investment objective and risk tolerance. These models will be automatically rebalanced each quarter in order to restore your investment to the original percentages of your Portfolio Planner model. You can elect one of these models by calling our Annuity Service Center at 1-800-862-6668. If you choose to participate in a Portfolio Planner model, you are responsible for determining which model portfolio is best for you. Please refer to Appendix A for more information on the new models, and the “Static Asset Allocations” disclosure in “Other Programs Available” in the Prospectus on how asset allocation works.
•Effective April 29, 2022, the Invesco V.I. High Yield Fund is available as an investment option.
•Effective April 29, 2022, the Invesco V.I. Government Securities Fund is available as an investment option.
•On June 30, 2021, pursuant to the Agreement and Plan of Merger dated as of January 18, 2021, by and among Sutton Holdings Investments, Ltd. (“Buyer”), Sutton Holdings Merger Sub, L.P., Hopmeadow Holdings, LP (“HHLP”) and Hopmeadow Holdings GP LLC, the owners of HHLP sold all of the issued and outstanding equity interests in HHLP, a parent of Talcott Resolution Life Insurance Company and Talcott Resolution Life and Annuity Insurance Company (“Talcott Resolution”), to Buyer, an affiliate of Sixth Street, a global investment firm. Talcott Resolution will continue to administer your Contract and remains responsible for paying all contractual guarantees and General Account liabilities under your Contract subject to its financial strength and claims paying ability. The terms, features and benefits of your Contract will NOT change as a result of the sale. Talcott Resolution Distribution Company remains the principal underwriter for the Contracts.

Additional Changes for Director Choice Access:
•The AB VPS Intermediate Bond Portfolio was liquidated on or about March 3, 2022.

Key Information Table
Important Information You Should Consider About the Contract

	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals	There are no surrender charges.			Fee Tables The Contract - Charges and Fees
Transaction Charges	Other than surrender charges (if any), there are no charges for other contract transactions (e.g., transferring money between investment options).			Fee Tables
Ongoing Fees and Expenses (annual charges)
The table below describes the current fees and expenses of the contract that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such charges were reflected, the fees and expenses would be higher.
Fee Tables The Contract - Charges and Fees
	Annual Fee	Minimum	Maximum
	Base Contract	1.50%¹	1.50%¹
	Investment Options (fund fees and expenses)	0.14%²	0.94%²
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.20%[1]	0.75%[1]
1 As a percentage of average daily Sub-Account Values. [2] As a percentage of fund net assets.
Because your contract is customizable, the choices you may effect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.
	Lowest Annual Cost: $1,957	Highest Annual Cost: $3,817
	Assumes:	Assumes:
	•Investment of $100,000	•Investment of $100,000
	•5% annual appreciation	•5% annual appreciation
	•Least expensive fund fees and expenses	•Most expensive combination of optional benefits and fund fees and expenses
	•No sales charges or advisory fees	•No sales charges or advisory fees
	•No additional premium payments, transfers or withdrawals	•No additional premium payments, transfers or withdrawals
•No optional benefits

	RISKS			Location in Prospectus

Risk of Loss	You can lose money by investing in this contract, including loss of principal.	Fee Tables Appendix Tax
Not a Short-Term Investment
•This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
•Surrender charges may apply to withdrawals. If you take a withdrawal, a surrender charge may reduce the value of your contract or the amount of money that you actually receive.
•The benefits of tax deferral, long-term income, and living benefit guarantees mean the contract is generally more beneficial to investors with a long-time horizon.
•A 10% penalty tax may be applied to Surrenders before age 59½.

Risks Associated with Investment Options
•An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the contract (e.g., the Funds).
•Each investment option (including the FAF, if available) has its own unique risks.
•You should review the investment options before making an investment decision.

Insurance Company Risks	An investment in the contract is subject to the risks related to us. Any obligations (including under the FAF), guarantees or benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Talcott Resolution, including our financial strength ratings, is available upon request by visiting the "About Us" tab at www.talcottresolution.com or by calling 1-800-862-6668.
	RESTRICTIONS	Location in Prospectus
Investment Options
•Certain investment options may not be available under your contract.
•You are allowed to make 1 transfer between the fund options per day. You are allowed to make 20 transfers between the fund options per year before we require you to submit additional transfer requests by mail. Your transfer between the fund options are subject to policies designed to deter excessively frequent transfers and market timing. These transfer restrictions do not apply to transfers under the contract's automatic transfer programs.
•There are restrictions on the maximum amount that may be transferred annually from the FAF to the fund options. If the FAF is available for investment, you must wait 6 months after your most recent transfer from the FAF before making a subsequent transfer into the FAF. These transfer restrictions may apply to the contract's automatic income programs.
•We reserve the right to remove or substitute funds as investment options.
General Contract Information The Contract - Purchases and Contract Value
Optional Benefits
~~•~~Optional benefits may further limit or restrict the investment options that you may select under the contract. We may impose these restrictions in the future.
•Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn or may result in termination of the benefit.
The Contract - Principal First and Principal First Preferred
	TAXES	Location in Prospectus
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and payment received under the contract.
•If you purchased the contract through a tax-qualified plan or IRA, you do not get any additional tax deferral under the contract.
•Earnings on your contract are taxed at ordinary income rates when you withdraw them and you may have to pay a penalty if you take a withdrawal before age 59-1/2.
Appendix Tax
	CONFLICTS OF INTEREST	Location in Prospectus

Investment Professional Compensation
Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional payments, and non-cash compensation. We may share the revenue we earn on this contract with your investment professional's firm. This conflict of interest may influence your investment professional to recommend this contract over another investment for which the investment professional is not compensated or compensated less.
Other Information - Contract Modification
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange a contract you already own if you determine, after comparing the features, fees and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.	The Contract - Purchases and Contract Value - Replacement of Annuities

Appendix A — Funds Available Under the Contract
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at:
Issued by Talcott Resolution Life Insurance Company:

Class of Contract	Website Address
Director Access Series II/IIR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659P599
Director Choice Access Series II/IIR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659P375

Issued by Talcott Resolution Life and Annuity Insurance Company:

Class of Contract	Website Address
Director Access Series II/IIR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=NRVA02832
Availability of portfolio companies may vary by employer. Participants should reference their plan documents for a list of available portfolio companies.
You can also request this information at no cost by calling 1-800-862-6668 or by sending an email request to asccontactus@talcottresolution.com.
Funds available under your specific Contract version are listed in Appendix A.1.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
U.S. Equity	AB VPS Growth and Income Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.87%*	27.84%	12.58%	13.39%
U.S. Equity	BlackRock S&P 500 Index V.I. Fund - Class I Adviser: BlackRock Advisors, LLC	0.14%	28.53%	18.26%	16.25%
Allocation	Hartford Balanced HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.65%	19.64%	12.43%	11.02%
U.S. Equity	Hartford Capital Appreciation HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.67%	14.76%	15.86%	14.67%
U.S. Equity	Hartford Disciplined Equity HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.60%	25.52%	18.88%	17.41%
U.S. Equity	Hartford Dividend and Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.66%	32.00%	15.44%	14.70%
International Equity	Hartford International Opportunities HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.74%	7.82%	10.81%	9.24%
U.S. Equity	Hartford MidCap HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.69%	9.91%	16.05%	16.11%
U.S. Equity	Hartford Small Cap Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.64%	4.02%	14.81%	14.91%
U.S. Equity	Hartford Small Company HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.77%	1.56%	21.23%	15.93%
U.S. Equity	Hartford Stock HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.51%	24.98%	17.08%	15.12%
APP A-1

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
Fixed Income	Hartford Total Return Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.50%	(0.95)%	4.51%	3.82%
Fixed Income	Hartford Ultrashort Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.44%	(0.19)%	1.32%	0.78%
Money Market	Invesco V.I. Government Money Market Fund - Series I** Adviser: Invesco Advisers, Inc.	0.34%	0.01%	0.86%	0.45%
Fixed Income	Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	0.68%	(2.27)%	2.47%	1.77%
Fixed Income	Invesco V.I. High Yield Fund - Series I Adviser: Invesco Advisers, Inc.	0.94%	4.38%	4.69%	5.62%

*	Annual expenses reflect temporary fee reduction under an expense reimbursement or fee waiver arrangement.
**	In a low interest rate environment, yields for money market funds, after deduction of Contract charges, may be negative even though the fund’s yield, before deducting for such charges, is positive. If you allocate a portion of your Contact value to a money market Sub-Account or participate in an Asset Allocation Program, if available, where Contract value is allocated to a money market Sub-Account, that portion of the value of your Contract value may decrease in value.

APP A-2

Asset Allocation Models
This section provides information about the asset allocation models (or Portfolio Planner Models) that may be available for participation under the contract. Models may not be available to you. You may be required to participate in a certain model depending on the optional benefits you have chosen. See "Optional Benefit Investment Restrictions" below.
You may participate in only one asset allocation model at a time. Your investments related to an asset allocation model will be rebalanced quarterly. For additional information, see "Static Asset Allocation Models" in the prospectus.

Models Available For The Following Contracts:

Director Access 2
Director Choice Access 2

The Portfolio Planner Models
The following model(s) (introduced as of May 2, 2022) are available for the Contract(s) listed above.
The percentage allocations below apply to value in the Sub-Accounts.

Fund	2022 Series 101	2022 Series 201	2022 Series 301	2022 Series 401	2022 Series 501
Hartford Disciplined Equity HLS Fund	15%	20%	25%	30%	35%
Hartford International Opportunities HLS Fund	9%	12%	15%	18%	21%
Hartford MidCap HLS Fund	3%	4%	5%	6%	7%
Hartford Small Company HLS Fund	3%	4%	5%	6%	7%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%	24%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
Total	100%	100%	100%	100%	100%

APP A-3

Appendix A.1 Funds by Product
Investment options available to your specific Contract are listed in the following table.

Portfolio Company and Adviser/Subadviser	Director Access II/IIR	Director Choice Access II/IIR
AB VPS Growth and Income Portfolio - Class B Adviser: AllianceBernstein, L.P.		X
BlackRock S&P 500 Index V.I. Fund - Class I Adviser: BlackRock Advisors, LLC	X	X
Hartford Balanced HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X
Hartford Capital Appreciation HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X
Hartford Disciplined Equity HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X
Hartford Dividend and Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X
Hartford International Opportunities HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X
Hartford MidCap HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X
Hartford Small Cap Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X
Hartford Small Company HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X
Hartford Stock HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X
Hartford Total Return Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X
Hartford Ultrashort Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X
Invesco V.I. Government Money Market Fund - Series I** Adviser: Invesco Advisers, Inc.	X	X
Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	X	X
Invesco V.I. High Yield Fund - Series I Adviser: Invesco Advisers, Inc.	X	X
* * *
Please retain this product notice for future reference. The last prospectus and statement of additional information for the contract, dated June 28, 2018, contain more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included in the front cover page of this product notice.
EDGAR Identifier:     TLIC Director Access II:        C000007136
TLIC Director Access Choice II:    C000059390
TLA Director Access II:        C000005952
APP A.1-1